Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202
Telephone: (303) 573-1600
Facsimile: (303) 573-8133

REID A. GODBOLT	rgodbolt@joneskeller.com
Attorney at Law
May 10, 2010

VIA EDGAR & FEDERAL EXPRESS

Anne Nguyen Parker, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:          GeoResources, Inc.
Post-Effective Amendment No. 5 to Form S-3 on Form S-1
File No. 333-155681
Filed March 17, 2010

Post-Effective Amendment No. 4 to Form S-3 on Form S-1
File No. 333-144831
Filed March 17, 2010

Post-Effective Amendment No. 4 to Form S-3 on Form S-1
File No. 333-152041
Filed March 17, 2010

Dear Ms. Parker:

This letter is being provided on behalf of GeoResources, Inc. (“GeoResources”) in connection with the above-referenced post-effective amendments.  We have been authorized by GeoResources to provide the responses below to the Staff’s comment letter of April 5, 2010.  The comments of the Staff are italicized; the responses are in regular print.

Form S-3, File Numbers 333-155681, 333-144831, and 333-152041

General

1.
You incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2009.  However, Part III of your Form 10-K incorporates by reference your proxy statement which, as of the date of this letter, has not been filed.  Please file your definitive proxy statement with the Form 10-K Part III disclosure before your registration statement is declared effective, or include the Form 10-K Part III information in your Form 10-K.  See also Securities Act Rule 411.  For further guidance, see Securities Act Forms Compliance & Disclosure Interpretations, Question 123.01, available at www.sec.gov.

GeoResources filed its Definitive Proxy Statement on April 28, 2010 with the Form 10-K Part III disclosure included therein.

Exhibits

2.
We note that your exhibits to the post effective amendments were included in the filing instead of included as exhibits to the filing.  Please file the exhibits as separate exhibits from the filing and include a header for each exhibit on EDGAR.

The exhibits to the post effective amendments have or will be filed as separate exhibits to the post effective amendments.

Form S-3, File Numbers 333-144831, and 333-152041

Selling Security Holders

3.
For each selling security holder that is an entity and not a person, please identify the person or persons who have voting or investment control over the shares owned by the selling security holders.  See Item 507 of Regulation S-K.  For further guidance, see Regulation S-K Compliance & Disclosure Interpretations, Question 140.02.

Each selling security holder that is an entity and not a person has a footnote identifying the individual(s) with voting or investment control over the shares held by the selling security holder.

Undertakings

4.
We note your inclusion of the undertaking provided by Item 512(i) of Regulation S-K.  Please remove the undertaking or, in the alternative, explain why the undertaking is applicable and should be included.

We believe your comment is referencing Item 512(h) of Regulation S-K rather than Item 512(i) of Regulation S-K.  Accordingly, the undertaking provided by 512(h) of Regulation S-K has been removed from the post effective amendments.

Form S-3, File Number 333-155681

General

5.
We note that the post-effective amendment appears to conduct a delayed at the market offering for an unallocated shelf offering.  In addition, we note that the company is not eligible to use Form S-3.  Please indicate the provision of Rule 415(a)(1) on which the company is relying to offer its own securities on a continuous or delayed basis.

GeoResources will be responding to this comment at a later date.  In the meantime, we are authorized to represent to the Staff that GeoResources, Inc. will not seek to effect a shelf offering pursuant to this registration statement until the comments are addressed satisfactorily to the Staff.

6.
Further, in light of Rule 415(a)(4), restricting at the market offerings to offerings that come within paragraph (a)(1)(x) of Rule 415, please indicate how the company is eligible to conduct an at the market offering given that the company’s ineligibility to use Form S-3.  In the alternative, amend your registration statement to offer the securities at a fixed price.

GeoResources will be responding to this comment at a later date.  In the meantime, we are authorized to represent to the Staff that GeoResources, Inc. will not seek to effect a shelf offering pursuant to this registration statement until the comments are addressed satisfactorily to the Staff.

Exhibit Index
7.
We note that your Exhibit Index indicates the Form of Underwriting Agreement and legal opinion are filed as exhibits to the filing.  Please file the omitted exhibits or revise your Exhibit Index to indicate clearly whether each exhibit is included in the filing or incorporated by reference.

GeoResources will be responding to this comment at a later date.  In the meantime, we are authorized to represent to the Staff that GeoResources, Inc. will not seek to effect a shelf offering pursuant to this registration statement until the comments are addressed satisfactorily to the Staff.

Feel free to contact the undersigned with questions you may have regarding this letter.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt

Reid A. Godbolt

cc:           GeoResources, Inc.